January 10, 2017

Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Allergan plc

Form 10-Q for the Quarterly Period Ended September 30, 2016

Filed November 4, 2016

File No. 001-36867

Dear Mr. Rosenberg:

We are writing in response to the comment letter dated December 29, 2016 submitted to Allergan plc (the “Company”) from the Division of Corporation Finance (the “Staff”) regarding the Company’s Form 10-Q dated November 4, 2016 for the three and nine months ended September 30, 2016 and 2015. For your convenience, the Staff’s initial comments are included below.

Note 15 — Income Taxes, page 49

Comment 1

Please tell us more surrounding the increase in the Company’s non-current deferred tax liability during the nine months ended September 30, 2016 which you indicate was primarily due to the reversal of deferred tax assets related to investments in certain U.S. subsidiaries. Tell us the basis for recording the deferred tax assets, which from Note 5 appears to have been recorded in 2015, and why these assets were reversed upon the closing of the Teva Transaction.

Response

As disclosed in our 10-Q for the nine months ended September 30, 2016, the increase in deferred tax liabilities related to the reversal of deferred tax assets established in 2015 to reflect the excess of tax over book basis in certain subsidiaries divested as part of the sale of the Company’s global generics business to Teva Pharmaceuticals Industries Ltd. (“Teva” and such transaction, the “Teva Transaction”). Prior to the agreement with Teva to divest these subsidiaries, the Company had not provided for deferred taxes with respect to outside basis differences in the stock of the subsidiaries as it was not apparent these differences would reverse in the foreseeable future (ASC 740-30-25-9). During 2015, the Company entered into the agreement to divest these subsidiaries to Teva and reported these subsidiaries as discontinued operations. Accordingly, it became apparent that the temporary difference would reverse in the foreseeable future and the Company recorded a deferred tax asset, which was included as a component of non-current deferred tax liabilities, pursuant to ASC-740-30-25-10. The amount of the deferred tax asset as of August 2, 2016 was approximately $5.3 billion computed at ordinary U.S. tax rates.

Upon the closing of the Teva Transaction and divestiture of these subsidiaries, the Company reported a gain which was subject to tax in the United States and the deferred tax asset was realized.

Comment 2

Please provide us the following information regarding your accrual for income taxes, including withholding taxes, for certain pre-acquisition earnings primarily related to the Forest and Allergan acquisitions:

•	Tell us the amount and jurisdiction of the pre-acquisition earnings that were determined to no longer be indefinitely reinvested as of the respective acquisition dates and September 30, 2016 and to what jurisdiction the earnings would be repatriated.
•	Tell us how you determined the amount of the tax accrual for the pre-acquisition earnings in preceding bullet as of the acquisition dates and September 30, 2016.
•	Tell us the amount, if any, of pre-acquisition earnings of Forest and Allergan that continued to be indefinitely reinvested upon your acquisition of Forest and Allergan.
•	Provide us a discussion of your plans, if any, including timing, amount and purpose to repatriate the pre-acquisition earnings of Forest and Allergan as of the acquisition dates and September 30, 2016, and whether you have remitted any pre-acquisition earnings to date. Also, explain to us the differences in facts and circumstances that led you to not record a deferred tax liability for their post-acquisition earnings.

Response

“Tell us the amount and jurisdiction of the pre-acquisition earnings that were determined to no longer be indefinitely reinvested as of the respective acquisition dates and September 30, 2016 and to what jurisdiction the earnings would be repatriated.”

As of the acquisition dates, the amount of pre-acquisition earnings that were determined to no longer be indefinitely reinvested was, in the case of Allergan, Inc., approximately $3.4 billion and in the case of Forest Laboratories, Inc., approximately $2.4 billion. Approximately 90% of the combined amount relates to subsidiaries incorporated in Ireland and the U.S. and the remaining balance to various other jurisdictions (with no other jurisdiction representing more than 10% of the total). These amounts (other than the U.S. earnings) would be repatriated initially to the U.S. and ultimately to Ireland.

As of September 30, 2016, this amount was approximately $3.9 billion.

“Tell us how you determined the amount of the tax accrual for the pre-acquisition earnings in preceding bullet as of the acquisition dates and September 30, 2016.”

The Company determined the amount of tax accrual considering management’s expectation regarding the path of repatriation, including local withholding taxes where applicable. In measuring the liability associated with distributions to the U.S., the ordinary U.S. federal, state and U.S. withholding tax rates were applied.

“Tell us the amount, if any, of pre-acquisition earnings of Forest and Allergan that continued to be indefinitely reinvested upon your acquisition of Forest and Allergan.”

The Company determined that approximately $5.0 billion of pre-acquisition earnings of Forest and Allergan continued to be indefinitely reinvested.

“Provide us a discussion of your plans, if any, including timing, amount and purpose to repatriate the pre-acquisition earnings of Forest and Allergan as of the acquisition dates and September 30, 2016, and whether you have remitted any pre-acquisition earnings to date. Also, explain to us the differences in facts and circumstances that led you to not record a deferred tax liability for their post-acquisition earnings. “

As of each of the acquisition dates, the Company determined that a portion of pre-acquisition earnings were no longer indefinitely reinvested. The amount determined was generally based on the amount of cash and other assets available to be distributed or otherwise repatriated by Forest and Allergan’s non-U.S. subsidiaries. It is intended that these cash balances would eventually be remitted to the U.S. (and ultimately to Ireland) effectively to refinance a portion of the debt related to the acquisition of Forest Laboratories, Inc. and Allergan, Inc. by Allergan plc. As of September 30, 2016, approximately $1.9 billion of the pre-acquisition earnings have been treated as remitted to the U.S. under applicable tax rules. With regard to the remaining balance of approximately $3.9 billion, the Company continues to evaluate its global cash needs but expects to repatriate these earnings as financing related to these acquisitions ultimately become payable.

The Company did not, and does not, record deferred tax liabilities for post-acquisition earnings as it was determined at the time, and continues to be the case, that these earnings are able to be reinvested without incurring additional taxes and that cash flow from operations of the Company’s other subsidiaries, including those in the U.S., is sufficient to meet current and foreseeable operating needs including acquisitions, R&D, capital improvements and market expansion.

If you have questions concerning the foregoing, please call Maria Teresa Hilado at (862) 261-7000.

Sincerely,

/s/ Maria Teresa Hilado

Maria Teresa Hilado

Chief Financial Officer